Exhibit 99.1

Höegh LNG Partners LP Reports Financial Results for the Quarter Ended December 31, 2014

HAMILTON, Bermuda, February 26, 2015 – Höegh LNG Partners LP (NYSE:HMLP) (the “Partnership”) today reported its financial results for the period ended December 31, 2014.

Highlights

•	Reported total revenues of $17.1 million, including $10.5 million of time charter revenues, for the fourth quarter of 2014 compared to $16.9 million for the fourth quarter of 2013

•	Generated operating income of $2.6 million for the fourth quarter of 2014 compared to $7.3 million for the fourth quarter of 2013; operating income was impacted by unrealized losses on derivative instruments on the Partnership’s share of equity in earnings of joint ventures in the fourth quarter of 2014 compared with gains for the fourth quarter of 2013

•	Generated Adjusted EBITDA (1) of $16.1 million for the fourth quarter of 2014 compared to $7.5 million for the fourth quarter of 2013

•	Agreed upon indemnification claims of $3.1 million to be paid by Höegh LNG Holdings Ltd., the owner of the Partnership’s general partner (“Höegh LNG”), in the first quarter of 2015 for non budgeted costs (including repairs) and expenses for the period prior to acceptance of the PGN FSRU Lampung

•	On February 13, 2015 paid a $0.3375 per unit distribution with respect to the fourth quarter of 2014, equivalent to $1.35 per unit on an annual basis

•	Received final payment from the charterer relating to the tower yoke mooring system (the “Mooring”)

•	Made an early repayment of $7.9 million of long-term debt and fully funded the restricted cash balance of $15.2 million required under the $299 million facility related to the PGN FSRU Lampung (the “Lampung facility”)

•	Total long-term debt was $212.3 million as of December 31, 2014 compared with $225.0 million as of September 30, 2014

Richard Tyrrell, Chief Executive Officer and Chief Financial Officer stated: The fourth quarter was an important period for the Partnership as it ramped up operations on the PGN FSRU Lampung, received the final Mooring payment and met key goals to make an early repayment of its long-term debt, fund the restricted cash balance under the Lampung facility and declare its first full quarter distribution.

Financial Results Overview

The Partnership reported a net loss for the three months ended December 31, 2014 of $0.8 million, a decrease of $7.2 million from net income of $6.4 million for the three months ended December 31, 2013. The net income (loss) for both periods was impacted by the unrealized gains (losses) on derivative instruments on the Partnership’s share of equity in earnings of joint ventures. Excluding these unrealized gains (losses) on derivative instruments, net income for the three months ended December 31, 2014 was $5.5 million, an increase of $5.6 million from a net loss of $0.1 million for the three months ended December 31, 2013. Income tax expense was $0.1 million, an increase of $0.1 million from the three months ended December 31, 2013.

Total revenues are comprised of time charter revenues related to the PGN FSRU Lampung and construction contract revenues related to the Mooring. Time charter revenues for the three months ended December 31, 2014 were $10.5 million, an increase of $10.5 million from the three months ended December 31, 2013. The time charter hire payments for the PGN FSRU Lampung began July 21, 2014 when the project was ready to begin commissioning. Technical problems with the regasification system of this vessel and subsequent testing extended into October. However, the Partnership has been indemnified for the amounts payable for the October invoice by Höegh LNG. See “Indemnification from Höegh LNG.” For the months of November and December 2014, PGN FSRU Lampung operated at 100% utilization and all time charter payments were received.

(1)	Adjusted EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Adjusted EBITDA and Segment EBITDA to net income, the most directly comparable GAAP financial measure.

For the three months ended December 31, 2014, construction contract revenues related to the Mooring were $6.5 million, a decrease of $9.9 million, compared with $16.4 million for the three months ended December 31, 2013. Construction contract expenses related to the Mooring for the three months ended December 31, 2014 were $4.9 million, a decrease of $9.9 million from $14.8 million for the three months ended December 31, 2013. As a result, the recognized contract margin was approximately $1.6 million for the three months ended December 31, 2014 and 2013. The Mooring is an offshore installation that is used to moor the PGN FSRU Lampung to offload natural gas into an offshore pipe that transports the gas to a land terminal for the charterer, PT PGN LNG Indonesia (“PGN”). During the fourth quarter of 2014, the final 10% payment for the Mooring was invoiced and received from PGN. As reported in the third quarter of 2014, problems were identified with the regasification system for the FSRU resulting in delays in achieving acceptance from PGN which resulted in delay liquidated damages. PGN formally accepted and signed the Certificate of Acceptance dated October 30, 2014. In ramping up operations the Partnership also identified a technical issue associated with the Mooring that requires attention. As a result, the construction contract expenses for the fourth quarter of 2014 included delay liquidated damages of $1.0 million for the month of October and a warranty allowance of $2.0 million for replacement of equipment parts for the Mooring. Höegh LNG has agreed to fully indemnify the Partnership for these delay liquidated damages and expenses. See “Indemnification from Höegh LNG.”

Excluding construction contract expenses, total operating expenses for the three months ended December 31, 2014 were $5.0 million, an increase of $2.3 million, compared with $2.7 million for the three months ended December 31, 2013. For the three months ended December 31, 2014, voyage expenses and vessel operating expenses were $0.3 million and $2.3 million, respectively. There were no comparable expenses for the three months ended December 31, 2013 because the PGN FSRU Lampung did not begin commissioning until the third quarter of 2014. Voyage expenses are typically paid directly by the charterer. Certain bunker fuel and use of LNG during the commissioning and testing of the PGN FSRU Lampung were borne by the Partnership. As a result, the voyage expenses are not expected to be recurring costs. However, if the vessel is offhire, voyage expenses, principally fuel, may also be incurred and would be paid by the Partnership. The higher voyage and vessel operating expenses were partially offset by $0.3 million lower administrative expenses for the three months ended December 31, 2014 compared with the same period of 2013. For the three months ended December 31, 2013 administrative expenses included costs incurred in preparation for the Partnership’s initial public offering (“IPO”). The decrease in administrative expenses due to IPO costs was largely offset by higher public company costs. Höegh LNG has agreed to indemnify the Partnership for certain non-budgeted ramp-up expenses and other costs incurred in connection with the PGN FSRU Lampung prior to the date of acceptance. For additional discussion see “Indemnification from Höegh LNG.”

Equity in losses of joint ventures, which own the vessels GDF Suez Neptune and the GDF Suez Cape Ann, for the three months ended December 31, 2014 was $4.6 million, a decrease of $12.5 million from equity in earnings of joint ventures of $7.9 million for the three months ended December 31, 2013. The reason for the decrease was the Partnership’s share of an unrealized loss on derivative financial instruments of the joint ventures for the three months ended December 31, 2014 of $6.3 million compared with an unrealized gain of $6.6 million for the three months ended December 31, 2013. For the three months ended December 31, 2014, the Partnership’s share of operating income in the joint ventures was $6.0 million compared with $5.8 million for the three months ended December 31, 2013. The GDF Suez Neptune and GDF Suez Cape Ann have operated at 100% utilization for each of the three months ended December 31, 2014 and 2013.

Operating income for the three months ended December 31, 2014 was $2.6 million, a decrease of $4.7 million from $7.3 million for the three months ended December 31, 2013. Excluding the unrealized gain (loss) on derivative financial instruments included in equity in earnings (losses) of joint ventures, operating income increased by $8.2 million for the three months ended December 31, 2014 compared with the three months ended December 31, 2013.

Total financial expenses, net for the three months ended December 31, 2014 were $3.3 million, an increase of $2.5 million from $0.8 million for the three months ended December 31, 2013.

Interest income for the three months ended December 31, 2014 was $2.5 million, an increase of $2.0 million from $0.5 million for the year ended December 31, 2013. Interest income of $2.1 million related to the demand note due from Höegh LNG and $0.4 million related to interest accrued on the advances to the joint ventures for the three months ended December 31, 2014. For the three months ended December 31, 2013, the entire balance related to interest accrued on the advances to the joint ventures. The decrease in interest income from joint ventures is due to repayment by the joint ventures of a portion of the principal due under the shareholder loans between the periods.

Interest expense for the three months ended December 31, 2014 was $4.6 million, an increase of $4.3 million from $0.3 million for the three months ended December 31, 2013. Interest expense consists of the interest incurred including the amortization of debt issuance cost less the interest capitalized for the period. The principal reason for the increase in interest expense relates to a decrease in capitalized interest. Since the PGN FSRU Lampung and Mooring were delivered, no interest was capitalized during the fourth quarter of 2014 compared with $4.0 million for the fourth quarter of 2013. In addition, amortization of debt issuance cost for the three months ended December 31, 2014 was $1.2 million, an increase of $1.1 million from $0.1 million for the year ended December 31, 2013. This was mainly due to start of amortization of the debt issuance cost on the $299 million Lampung facility. However, during the three months ended December 31, 2014, there was an early repayment of $7.9 million on the Lampung facility which resulted in a write-off of debt issuance cost of approximately $0.5 million. The total long-term debt was $212.3 million as of December 31, 2014 compared with $225.0 million as of September 30, 2014.

The loss on derivative financial instruments for the three months ended December 31, 2014 of $0.2 million relates to the ineffective portion of the hedge of the interest rate swaps related to the Lampung facility. The interest rate swaps are designated as cash flow hedges of the variable interest payments on the Lampung facility and the effective portion of the changes in fair value of the hedges are recorded in other comprehensive income.

Loss before tax for the three months ended December 31, 2014 was $0.7 million, a decrease of $7.1 million from income before tax of $6.4 million for the three months ended December 31, 2013. The decrease was largely due to the reduction in the equity in earnings (losses) of joint ventures of $12.5 million. Equity in earnings (losses) of joint ventures was impacted by an unrealized loss on derivative financial instruments in the joint ventures in the three months ended December 31, 2014 of $6.3 million compared with an unrealized gain of $6.6 million for the three months ended December 31, 2013.

Segments

The Partnership has two segments, which are the “Majority held FSRUs” and the “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to the Partnership’s joint ventures are included in “Other.” As of December 31, 2014 and 2013, Majority held FSRUs included the PGN FSRU Lampung and construction contract revenue and expenses of the Mooring. The Mooring was constructed on behalf of, and sold to, PGN using the percentage of completion method of accounting. As of December 31, 2014 and 2013, Joint Venture FSRUs included two 50.0%-owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, each of which operates under a long-term time charter with GDF Suez LNG Supply SA (“GDF Suez”).

The Partnership measures its segment profit based on Segment EBITDA. Please see “Unaudited Segment Information for the Quarter Ended December 31, 2014 and 2013” beginning on page 11. Segment EBITDA is reconciled to net income for each segment in the tables included on “Unaudited Segment Information for the Quarter Ended December 31, 2014 and 2013.”

Segment EBITDA for the Majority held FSRUs for the three months ended December 31, 2014 was $8.3 million, an increase of $7.6 million from $0.7 million for the three months ended December 31, 2013 primarily due to the start of time charter hire for PGN FSRU Lampung.

Segment EBITDA for the Joint venture FSRUs for the three months ended December 31, 2014 was $8.3 million, an increase of $0.2 million from $8.1 million for the three months ended December 31, 2013. The increase was primarily due to higher time charter revenues of $0.2 million partially offset by an increase in operating expenses.

For Other, administrative expenses and Segment EBITDA for the three months ended December 31, 2014 were $1.1 million, a decrease of $0.3 million from $1.4 million for the three months ended December 31, 2013. Other includes unallocated corporate costs that are considered to benefit the entire organization. For the three months ended December 31, 2014, no expenses were incurred for preparation for the Partnership’s IPO, compared to $1.0 million in IPO expenses incurred for the three months ended December 31, 2013. However, this decrease was partially offset by an increase in administrative expenses of approximately $0.7 million related to a combination of higher public company costs and costs for implementing internal controls in the three months ended December 31, 2014 compared with the three months ended December 31, 2013.

Financing and Liquidity

As of December 31, 2014, the Partnership had cash and cash equivalents of $30.5 million and an undrawn sponsor credit facility of $85 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $21.9 million and long-term restricted cash required under the Lampung facility was $15.2 million as of December 31, 2014. The Partnership has an interest-bearing demand note due from Höegh LNG of $140.0 million.

During the fourth quarter, the Partnership made an early repayment of $7.9 million on the Lampung facility and started quarterly repayments. In total, the Partnership repaid $12.7 million of long-term debt during the fourth quarter of 2014. As a result of the early repayment on long-term debt, a cash settlement of $1.1 million was made to reduce the amount of the interest rate swaps that are accounted for as cash flow hedges of the variable interest rate debt to match the outstanding debt balance. The Partnership’s total long-term debt was $212.3 million as of December 31, 2014.

As of December 31, 2014, the Partnership had outstanding interest rate swap agreements for a total notional amount of $212.3 million to hedge against the interest rate risks of its long-term debt under the Lampung facility. The Partnership applies hedge accounting for derivative instruments. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of 2.8%. The carrying value of the liability for derivative financial instruments was $9.2 million as of December 31, 2014.

On November 14, 2014, the Partnership paid its first cash distribution of $4.8 million to its partners for the prorated $0.1834 per unit distribution declared for the period from August 12, 2014 to September 30, 2014, which is equivalent to $0.3375 per unit per quarter.

Indemnification from Höegh LNG

As reported in the third quarter of 2014, problems were identified with the regasification system for the PGN FSRU Lampung resulting in delays in achieving acceptance. PGN indicated concerns about requirements under the time charter contract to pay hire rates for periods the regasification system was not functioning and issued invoices for delay liquidated damages for amounts that PGN believed it had claims for due to delays in the scheduled arrival date and the acceptance date. PGN formally accepted and signed the certificate of acceptance dated October 30, 2014. During the fourth quarter of 2014, delay liquidated damages of approximately $1.0 million were recorded to construction contract expenses for claims made by PGN in October 2014. Pending the final settlement of the delay liquidated damages PGN did not make time charter hire rate payments for October 2014. For the months of November and December 2014, PGN FSRU Lampung operated at 100% utilization and all time charter payments were received from PGN.

Additionally, during the fourth quarter of 2014, a warranty allowance of $2.0 million was recorded to construction contract expenses for replacement of parts on the Mooring. The replacement parts are expected to be installed in the first half of 2015.

Pursuant to the omnibus agreement entered into with Höegh LNG in connection with the Partnership’s IPO (the “Omnibus Agreement”), the Partnership was indemnified by and has received payments from Höegh LNG for the time charter invoice in October. Indemnification for hire rate payments is accounted for in a manner consistent with the accounting policies for loss of hire insurance, and is recognized when the proceeds are received. Therefore, the Partnership recognized the October revenue and cash as of October 30, 2014. The Partnership is also indemnified by Höegh LNG under the Omnibus Agreement for the delay liquidated damages withheld by PGN and the warranty allowance, and Höegh LNG has agreed to reimburse it for these items prior to any amounts being paid.

The Partnership is indemnified by Höegh LNG for non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project prior to the date of acceptance. In the first quarter of 2015, the Partnership filed indemnification claims for non-budgeted expenses and costs of $3.1 million. Höegh LNG has agreed to pay the Partnership for this amount in the first quarter of 2015. When the funding for indemnification is received from Höegh LNG, the amount will be recorded as a contribution to equity.

During January 2015, certain regasification equipment on the PGN FSRU Lampung was upgraded. There was no offhire as a result. It is expected that warranties will cover the upgrades but, if not, the cost of the upgrade would be indemnified by Höegh LNG.

Outlook

Pursuant to the Omnibus Agreement, the Partnership has a right to purchase from Höegh LNG all or a portion of its interests in the FSRU Independence within 24 months after the acceptance of the vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the Omnibus Agreement.

The Independence was constructed by Hyundai Heavy Industries Co., Ltd. (“HHI”) and was delivered to Höegh LNG from the shipyard in May 2014. In November 2014, the Independence began operating under a time charter that expires in 2024 with AB Klaipèdos Nafta, a Lithuanian publicly listed, government-controlled utility.

Pursuant to the Omnibus Agreement, Höegh LNG is obligated to offer to the Partnership any FSRU or LNG carrier operating under a charter of five or more years.

During the fourth quarter of 2014, Höegh LNG entered into the following agreements with respect to its FSRUs:

•	On November 1, 2014, Höegh LNG signed a contract for a minimum term of five years with Sociedad Portuaria El Cayao S.A. E.S.P. (SPEC) to provide an FSRU (Hull 2551) to service a new LNG import terminal in Colombia. The contract is expected to commence in the middle of 2016.

•	On November 3, 2014, Höegh LNG signed a five-year contract with the government-owned EGAS of Egypt to provide the FSRU Höegh Gallant commencing in the second quarter of 2015.

•	In November 2014, Höegh LNG placed an order for an additional FSRU newbuilding (Hull 2552) to be constructed by HHI with an expected delivery in the first quarter of 2017. No charter has yet been agreed to with respect to this vessel.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

•	the Partnership’s anticipated growth strategies;

•	the Partnership’s anticipated receipt of dividends and repayment of indebtedness from joint ventures;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership’s operating expenses, including drydocking and insurance costs;

•	the Partnership’s ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;

•	the Partnership’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the future financial condition of the Partnership’s existing or future customers;

•	the Partnership’s ability to make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by customers;

•	the Partnership’s ability to maintain long-term relationships with its customers;

•	the Partnership’s ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

•	the Partnership’s ability to purchase vessels from Höegh LNG in the future, including the FSRU Independence and Höegh LNG’s two other FSRUs or LNG carriers;

•	the Partnership’s continued ability to enter into long-term, fixed-rate charters;

•	the Partnership’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	expected pursuit of strategic opportunities, including the acquisition of vessels;

•	the Partnership’s ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership’s vessels by their charterers;

•	termination dates and extensions of charters;

•	the expected cost of, and the Partnership’s ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	expected demand in the LNG shipping sector in general and the demand for the Partnership’s vessels in particular;

•	availability of skilled labor, vessel crews and management;

•	the Partnership’s incremental general and administrative expenses as a publicly traded limited partnership and its fees and expenses payable under its ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership’s ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of the Partnership’s common units in the public market;

•	the Partnership’s business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including its Registration Statement on Form F-1 for the IPO, which was declared effective on August 7, 2014.

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP

UNAUDITED COMBINED CARVE-OUT STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Years ended
	December 31		December 31
	2014	2013	2014	2013
REVENUES
Time charter revenues	$10,547	—	20,918	$—
Construction contract revenues	6,511	16,370	49,277	50,362
Other revenue	—	511	—	511

Total revenues	17,058	16,881	70,195	50,873

OPERATING EXPENSES
Voyage expenses	(340)	—	(1,139)	—
Vessel operating expenses	(2,252)	—	(5,297)	—
Construction contract expenses	(4,920)	(14,815)	(42,499)	(43,272)
Administrative expenses	(2,375)	(2,702)	(11,656)	(8,043)
Depreciation and amortization	(8)	(8)	(1,317)	(8)

Total operating expenses	(9,895)	(17,525)	(61,908)	(51,323)

Equity in earnings (losses) of joint ventures	(4,593)	7,919	(5,330)	40,228

Operating income (loss)	2,570	7,275	2,957	39,778

FINANCIAL INCOME (EXPENSES), NET
Interest income	2,516	505	4,959	2,122
Interest expense	(4,586)	(317)	(9,590)	(352)
Loss on derivative instruments	(161)	—	(161)	—
Other items, net	(1,045)	(1,021)	(2,366)	(1,021)

Total financial income (expenses), net	(3,276)	(833)	(7,158)	749

Income (loss) before tax	(706)	6,442	(4,201)	40,527

Income tax expense	(129)	—	(505)	—

Net income (loss)	$(835)	6,442	(4,706)	$40,527

Earnings per unit
Common unit public (basic and diluted)	$(0.03)	—	$0.23	—
Common unit Höegh LNG (basic and diluted)	$(0.03)	—	$0.23	—

Subordinated unit (basic and diluted)	$(0.03)	—	$0.23	—

HÖEGH LNG PARTNERS LP

UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(in thousands of U.S. dollars)

	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$30,477	$108
Restricted cash	21,935	—
Trade receivables	13,269	—
Unbilled construction contract income	—	54,473
Demand note due from owner	143,241	—
Advances to joint ventures	6,665	7,112
Deferred debt issuance cost	2,603	2,725
Current portion of net investment in direct financing lease	2,809	—
Current deferred tax asset	339	—
Prepaid expenses and other receivables	3,885	705

Total current assets	225,223	65,123

Long-term assets
Restricted cash	15,184	10,700
Newbuildings	—	122,517
Other equipment	54	85
Advances to joint ventures	12,287	17,398
Deferred debt issuance cost	11,974	6,931
Deferred charges	—	3,912
Net investment in direct financing lease	292,379	—
Long-term deferred tax asset	1,551	64
Other long-term assets	21,626	—

Total long-term assets	355,055	161,607

Total assets	$580,278	$226,730

HÖEGH LNG PARTNERS LP

UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(in thousands of U.S. dollars)

	2014	2013
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$19,062	$—
Trade payables	7,980	—
Amounts due to owners and affiliates	6,019	15,207
Loans and promissory notes due to owners and affiliates	467	193,430
Value added and withholding tax liability	834	2 ,987
Derivative financial instruments	4,676	—
Current deferred tax liability	—	64
Accrued liabilities and other payables	31,264	7,843

Total current liabilities	70,302	219,531

Long-term liabilities
Accumulated losses of joint ventures	59,630	54,300
Long-term debt	193,271	—
Derivative financial instruments	4,544	—
Prepaid and deferred revenue	—	934
Other long-term liabilities	22,206	—

Total long-term liabilities	279,651	55,234

Total liabilities	349,953	274,765

EQUITY
Owner’s equity	—	(48,035)
Common units public	203,993	—
Common units Höegh LNG Holdings Ltd.	4,794	—
Subordinated units	29,807	—

Total Partners’ capital	238,594	—

Accumulated other comprehensive income	(8,269)	—

Total equity	230,325	(48,035)

Total liabilities and equity	$580,278	$226,730

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2014 AND 2013

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures are included in “Other.”

As of December 31, 2014, Majority held FSRUs includes the direct financing lease of the PGN FSRU Lampung, and construction contract revenues and expenses of the Mooring under construction. The PGN FSRU Lampung has a long-term time charter with PGN. The Mooring was constructed on behalf of, and was sold to, PGN using the percentage of completion method of accounting. As of December 31, 2014 and 2013, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long-term time charters with one charterer, GDF Suez.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment footnote in the Partnership’s financial statements and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. The following tables include the results for the segments for the three months ended December 31, 2014 and 2013.

	Three months ended December 31, 2014
	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Eliminations	Consolidated reporting
Time charter revenues	$10,547	10,588	—	21,135	(10,588)	$10,547
Construction contract revenues	6,511	—	—	6,511	—	6,511

Total revenues	17,058	10,588	—	27,646		17,058

Operating expenses	(3,851)	(2,324)	(1,116)	(7,291)	2,324	(4,967)
Construction contract expenses	(4,920)	—	—	(4,920)	—	(4,920)
Equity in earnings of joint ventures	—	—	—	—	(4,593)	(4,593)

Segment EBITDA	8,287	8,264	(1,116)	15,435

Depreciation and amortization	(8)	(2,288)		(2,296)	2,288	(8)

Operating income (loss)	8,279	5,976	(1,116)	13,139		2,570

Gain (loss) on derivative instruments	(161)	(6,347)		(6,508)	6,347	(161)
Other financial income (expense), net	(5,292)	(4,222)	2,177	(7,337)	4,222	(3,115)

Income (loss) before tax	2,826	(4,593)	1,061	(706)	—	(706)

Income tax expense	(129)	—	—	(129)	—	(129)

Net income (loss)	$2,697	(4,593)	1,061	(835)	—	$(835)

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2014 AND 2013

(in thousands of U.S. dollars)

	Three months ended December 31, 2013
	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Eliminations	Combined carve-out reporting
Time charter revenues	$—	10,354		10,354	(10,354)	$—
Construction contract revenues	16,370	—	—	16,370	—	16,370
Other revenues	511	—	—	511	—	511

Total revenues	16,881	10,354	—	27,235		16,881

Operating expenses	(1,333)	(2,249)	(1,369)	(4,951)	2,249	(2,702)
Construction contract expenses	(14,815)		—	(14,815)	—	(14,815)
Equity in earnings of joint ventures	—		—	—	7,919	7,919

Segment EBITDA	733	8,105	(1,369)	7,469

Depreciation and amortization	(8)	(2,268)	—	(2,276)	2,268	(8)

Operating income (loss)	725	5,837	(1,369)	5,193		7,275

Gain (loss) on derivative instruments	—	6,559	—	6,559	(6,559)	—
Other financial income (expense), net	(1,338)	(4,477)	505	(5,310)	4,477	(833)

Income (loss) before tax	(613)	7,919	(864)	6,442	—	6,442

Income tax expense	—	—	—	—	—	—

Net income (loss)	$(613)	7,919	(864)	6,442	—	$6,442

Appendix A: Adjusted EBITDA and Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes, other financial items and cash collections on direct financial lease investments. Cash collections on direct finance lease investments consist of the difference between the payments under the time charter and the revenues recognized as a financial lease (representing the repayment of the principal recorded as a receivable). Segment EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. The Partnership believes Adjusted EBITDA benefits investors in comparing its results to other investment alternatives that account for time charters as operating leases rather than financial leases. Segment EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA and Adjusted EBITDA for each of the segments and the Partnership as a whole (combined carve-out reporting) to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

Appendix A: Adjusted EBITDA and Segment EBITDA (cont.)

	Three Months Ended December 31, 2014
	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Combined carve-out reporting
(in thousands of U.S. dollars)
Reconciliation to net income (loss)
Net income (loss)	$2,697	(4,593)	1,061	(835)	$(835)
Interest income	—	—	(2,516)	(2,516)	(2,516)
Interest expense, net	4,281	4,222	305	8,808	4,586
Depreciation and amortization	8	2,288	—	2,296	8
Income tax (benefit) expense	129	—	—	129	129
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,222
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,288
Other financial items(1)	1,172	6,347	34	7,553	1,206
Equity in earnings of JVs: Other financial items(1)	—	—	—	—	6,347

Segment EBITDA	8,287	8,264	(1,116)	15,435	15,435

Cash collection/ principal payment on direct financing lease	648	—	—	648	648

Adjusted EBITDA	$8,935	8,264	(1,116)	16,083	$16,083

	Three Months Ended December 31, 2013
	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Combined carve-out reporting
(in thousands of U.S. dollars)
Reconciliation to net income (loss)
Net income (loss)	$(613)	7,919	(864)	6,442	$6,442
Interest income	—	—	(505)	(505)	(505)
Interest expense, net	318	4,477	—	4,795	318
Depreciation and amortization	8	2,268	—	2,276	8
Income tax (benefit) expense	—	—	—	—	—
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,477
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,268
Other financial items(1)	1,021	(6,559)	—	(5,538)	1,021
Equity in earnings of JVs: Other financial items(1)	—	—	—	—	(6,559)

Segment EBITDA	733	8,105	(1,369)	7,469	7,469

Cash collection/ principal payment on direct financing lease	—	—	—	—	—

Adjusted EBITDA	$733	8,105	(1,369)	7,469	$7,469

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal repayments on the direct financing lease, interest income, interest expense less amortization of debt issuance cost, other items (net) less unrealized foreign exchange gains or losses, current income tax expense, other adjustments and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is presented starting with Total Segment reporting using the proportional consolidation method for the Partnership’s 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership’s share of the joint venture’s adjustments. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income, net cash provided by operating activities or any other indicator of the Partnership’s performance calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net income and net cash provided by operating activities, and these measures may vary among companies. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership’s partnership agreement. The table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA and Adjusted EBITDA.

(in thousands of U.S. dollars)	Three Months Ended December 31, 2014
Segment EBITDA	$15,435
Principal repayment direct financing lease	648

Adjusted EBITDA	$16,083
Interest income	2,516
Interest expense	(8,808)
Amortization of debt issuance cost	1,285
Other items, net	(1,045)
Unrealized foreign exchange (gains) losses	(154)
Current income tax expense	(129)
Other adjustments:
Non-cash warranty and delay liquidation damages to be indemnified by Höegh LNG	3,017
Cash settlement of derivative financial instruments	(1,100)
Estimated maintenance and replacement capital expenditures	(2,497)

Distributable cash flow	$9,168